DUNN SWAN & CUNNINGHAM A PROFESSIONAL CORPORATION

MICHAEL E. DUNN	ATTORNEYS AND COUNSELLORS AT LAW 2800 OKLAHOMA TOWER 210 PARK AVENUE OKLAHOMA CITY, OKLAHOMA 73102-5604	405. 235.8318 FACSIMILE 405. 235.9605

June 30, 2006

VIA FACSIMILE (202.942.9516)
    FEDEX and EDGAR

Ms. Babette Cooper	Mail Stop 3561
Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. 20549

Re:	Bancorp International Group, Inc.
Item 4.01 Form 8-K
Filed June 20, 2006
File No. 0-25261

Dear Ms. Cooper:

We are writing in response to your letter dated June 23, 2006, addressed to Thomas Megas, regarding Item 4.01 of the Current Report on Form 8-K filed by Bancorp International Group, Inc. (“Registrant”). The Form 8-K/A, amending the previously filed Form 8-K has been filed with the Commission and a copy accompanies this letter. We have numbered the following responses to correspond with your numbered comments.

1.             Comment:  “You state, “[except as otherwise provided in this report, there have been no reports events ....”
Please revise to clearly describe the nature of the reportable event in the Form.

Response:  We have amended the Form 8-K to address this comment as follows:

That first paragraph is amended in its entirety to read as follows:

In accordance with Item 304(a)(1)(i) of Regulation S-B, on June 8, 2006, upon the recommendation and approval of its board of directors,  Bancorp International Group, Inc. (the “Registrant”) dismissed Sherb & Co. LLP as Registrant’s independent accountants. Furthermore, in accordance with Item 304(a)(2) of Regulation S-B, on June 8, 2006,  upon the recommendation and approval of its board of directors, Registrant appointed and engaged Lieberman & Associates PA as Registrant’s independent accountants.

Furthermore, Item 304(a)(1)(ii) of Regulation S-B requires Registrant to state

“...Whether the principal accountant’s report on the financial statements for either of the past two years contained an adverse opinion or disclaimer of opinion, or was modified as to uncertainty, audit scope, or accounting principles, and also describe the nature of each such adverse opinion, disclaimer of opinion or modification; . . ..”

Because Sherb & Co. LLP did not audit either of the past two years, 2004 and 2005, Registrant was not obligated to provide the statement required pursuant to Item 304(a)(1)(ii). However, Registrant voluntarily included the following statement (that is unmodified) in the previously filed report on Form 8-K, which appears not to have been required to be included in the previously filed report based upon the requirements of Item 304(a)(1)(ii):

“The reports of Sherb & Co. LLP  on Registrant’s 2001 and 2000 consolidated financial statements contained no adverse opinion or disclaimer of opinion and were not qualified or modified, as to uncertainty, audit scope, or accounting principles, except as follows:

•                                          Sherb & Co. LLP was unable to audit any accounting records for periods prior to January 1, 2000 and was not able to satisfy itself as to the carrying value of equipment and intangible assets for accounting periods prior to January 1, 2000. The equipment and intangible assets were accounted for as discontinued operations for the year ended December 31, 2000. In the opinion of Sherb & Co. LLP, except for the effects of these limitations, the financial statements for the periods ended January 1, 2000 presented fairly, in all material respects, the financial position of Registrant at December 31, 2000 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

•                                          Furthermore, as indicated in its reports accompanying the consolidated financial statements for the years ended December 31, 2001 and 2000, those financial statements were  prepared assuming that Registrant will continue as a going concern. Registrant has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about Registrant’s ability to continue as a going concern. The consolidated financial statements for the years ended December 31, 2001 and 2000 do not include any adjustments that might result from the outcome of this uncertainty.”

The following statement is included in the previously filed report pursuant to Item 304(a)(1)(iv)(A) of Regulation S-B:

“There have been no disagreement with Sherb & Co. LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure that, if not resolved to the satisfaction of Sherb & Co. LLP, would have caused Sherb & Co. LLP to make reference to the subject matter of the disagreement in connection with its reports.”

In lieu of the foregoing statement, the following statement is included in the amended report pursuant to Item 304(a)(1)(iv) and its subsections (A), (C), (D) and (E) (subsection (B) not being applicable):

“There have been no disagreement with Sherb & Co. LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure that, if not resolved to the satisfaction of Sherb & Co. LLP, would have caused Sherb & Co. LLP to make reference to the subject matter of the disagreement in connection with its reports. Thus, in accordance with subsections (A), (C), (D) and (E) (subsection (B) not being applicable) of  Item 304(a)(1)(iv), because there is no subject matter of any disagreement or event to identify to report in response to Item 304(a)(1)(iv)(C) of Regulation S-B,  (i) there was no disagreement or event to discuss with any committee of the board of directors, or the board of directors and Sherb & Co. LLP, Registrant’s former accountant, and a statement is not required to be included in this report pursuant to Item 304(a)(1)(iv)(D), and (ii) although there is no disagreement or event identified in response to Item 304(a)(1)(iv)(A), Registrant has authorized Sherb & Co. LLP, Registrant’s former accountant, to respond fully to the inquiries of Lieberman & Associates PA, the successor accountant, without any limitation and for whatever reason (as would be required pursuant to Item 304(a)(1)(iv)(E) if a disagreement or event existed that was required to be reported pursuant to Item 304(a)(1)(iv)(A) of Regulation S-B). “

The previously filed report contained the following disclosure:

“Except as otherwise provided in this report, there have been no reportable events with respect to Registrant as described at Item 304 of Regulation S-B.”

This disclosure is amended to read as follows:

“Except as set forth in this report and reported pursuant to Item 304(a) of Regulation S-B and its subsections (1) (including its subsections (i) through (iv)), (2) and (3), there is no other event required to be reported by Registrant and included in this amended report pursuant to Item 304(a) of Regulation S-B and under this Item 4.01.”

In accordance with Item 304(a)(2) of Regulation S-B, the following disclosure was contained in the previously filed report:

“On June 8, 2006, Registrant engaged Lieberman & Associates PA as its certifying accountant to audit Registrant’s consolidated financial statements. Registrant has not previously consulted with Lieberman & Associates PA on items concerning (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Registrant’s financial statements or (ii) any subject matter of a disagreement or reportable event with Sherb & Co. LLP.

This disclosure is hereby amended in its entirety as follows:

“As reported above, on June 8, 2006, Registrant engaged Lieberman & Associates PA as its certifying accountant to audit Registrant’s consolidated financial statements. Prior to engaging Lieberman & Associates PA, Registrant had not previously consulted with Lieberman & Associates PA on items concerning (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Registrant’s financial statements or (ii) any subject matter of a disagreement or reportable event with Sherb & Co. LLP. Therefore, Registrant has nothing to report in this report, as well as the previously filed report, under and pursuant to subsections (i) and (ii) of Item 304(a)(2) of Regulation S-B.”

2.             Comment:  “In exhibit 16.1, the former auditors state they have no basis to agree or disagree with the first paragraph of the Form 8-K. However, the first paragraph of the Form describes the audit firm’s dismissal. Please revise to provide a letter from the former auditors that either agrees or disagrees with the contents of the first paragraph of the Form 8-K as it relates to them.”

Response:  In the previously filed report, Registrant included the letter of Sherb & Co. LLP addressed to the pursuant to Item 304(a)(3) of Regulation S-B. That letter did not specifically provide that Sherb & Co. LLP agreed with the disclosure that Sherb & Co. LLP had been dismissed as Registrant’s independent accountant. However, the letter provided that Sherb & Co. LLP had “no basis to . . . disagree with [the] . . . statements of the registrant contained” in the previously filed report. Pursuant to Item 304(a)(3), if Sherb & Co. LLP had disagreed with Registrant’s reporting in the previously filed report that Sherb & Co. LLP had been dismissed as Registrants independent accountants, Sherb & Co. LLP was required to state in its letter that it disagrees with Registrant’s dismissal as reported. This being the requirement, it is respectfully submitted that another letter from Sherb & Co. LLP is not necessary and repetitive in nature. However, a revised letter has been requested. Upon receipt, Registrant will submit a letter from Sherb & Co. LLP addressed to the Commission stating that Sherb & Co. LLP agrees with the statements related to Sherb & Co. LLP contained in the amended report, including the statement that Sherb & Co. LLP agrees that it was dismissed by Registrant as previously and currently reported.

* * * * * *

In connection with responding to the Staff’s comments, Registrant acknowledges that:

•                                          Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event you wish to discuss the subject matters of this letter, the undersigned can be reached at 405.945.0040.

Very truly yours,

DUNN SWAN & CUNNINGHAM

/s/ MICHAEL E. DUNN
Michael E. Dunn

Enclosure